Source:  Continental Energy Corporation

Continental Energy Corporation Files Plan of Development

for its Bangkudulis Oil Field with Indonesian Government

JAKARTA – March 16, 2004 – Continental Energy Corporation (OTCBB: CPPXF) today reported that its independent geologists and engineers have published and filed the required Plan of Development (POD) for its Bangkudulis oil field -- located in East Kalimantan -- with Indonesian government energy authorities.

“The POD is intended to justify and demonstrate the economic viability of commercial development and exploitation of crude oil reserves in the Bangkudulis field. It is required of all Indonesian oil and gas concession holders immediately prior to implementation of a field development program,” said Continental Energy’s President & CEO, Richard L. McAdoo. He noted that the key goals of the POD are:

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To determine and estimate the volume of the Bangkudulis oil reserves, utilizing industry accepted methods and computer reservoir simulation.

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To design and recommend an appropriate plan for drilling, construction and exploitation to achieve an optimal, cost effective development of the Bangkudulis Field to recover the maximum amount of available oil reserves.

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To design surface production facilities required to sustain cost effective field exploitation.

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To evaluate the economic merits of commercial development of the Bangkudulis Field based on the determined reserves and recommended development plan from the perspective of each of the three stakeholders.

McAdoo said there are three stakeholders in the successful commercial development of the Bangkudulis Field: Pertamina, the Indonesian Government, and Continental’s GAT Bangkudulis Petroleum Company Ltd. (GATB) subsidiary. The POD analyzes and determines the economic value of development of the field from the perspective of each stakeholder.

Continental's GATB subsidiary re-commenced petroleum operations at the Bangkudulis Field in 1997 pursuant to its Technical Assistance Contract (TAC) concession with Pertamina, then the state oil company of the Republic of Indonesia, covering the 5,000 acre Bangkudulis Block, which includes the oil field and surrounding area.

“GATB owns a 100% interest in the Bangkudulis TAC,” noted B. Dorpi Parlindungan, Continental’s appointed President and CEO of GATB. “All Bangkudulis Field production wells and surface facilities remaining in place at the time were granted to GATB, including rights to restore them to production as part of the TAC. Continental acquired GATB in 2001. Under the terms of the acquisition agreement, a local Indonesian company is entitled to 30% of GATB’s net after tax profits. Continental is entitled to 100% of GATB's production revenues until its past investment and any future investment is entirely recovered.”

ARCO originally discovered the Bangkudulis Field in 1980. The discovery well tested an accumulated flow of more than 6,000 barrels per day of sweet, 40º API crude oil from 119 feet of net pay in four separate sandstone zones at a depth of near 3,200 feet. An additional test of a fifth zone, a 57-foot thick sandstone at a depth of near 4,500 feet, flowed 4.5 million cubic feet of natural gas per day.

Continental commissioned the POD in September 2003. Independent engineers and geologists from the highly regarded LAPI INSTITUTE at Indonesia’s prestigious Bandung Institute of Technology conducted the technical and economic feasibility studies and the POD is their final report and development plan for the field. The LAPI Team is led by Ir. Doddy Abdassah, who received his masters and doctorate degrees in petroleum engineering from the University of Southern California, and has more than 27 years of oil industry experience.

The LAPI Team’s conclusions and recommendations from the POD include the following:

"The study, and the computer reservoir simulation model we have applied, predicts that implementation of our recommended Phase-I Development plan should reasonably lead to recovery of up to 5,487,720 barrels of crude oil, representing an effective initial recovery of 18.59% of calculated oil in place over an effective Bangkudulis Field producing life of 20 years from date of first production. Phase-I of the development of Bangkudulis Field should be implemented immediately, with the objective of establishing commercial oil production from the field in volumes sufficient to generate oil sales revenues required to fund and conduct Phase-II and Phase-III development."

"Phase-I Development should include the drilling of three new production wells and the treatment and/or workover of the Bangkudulis-A1 discovery well to restore it to production. The three new wells should be drilled within 500 meters of the Bangkudulis-A1 well in locations picked based on computer reservoir simulator results. Sufficient surface production facilities should be installed in the field to handle, treat, store, transport and deliver 3,000 barrels of produced fluids per day. Target oil production peak rate expected from Phase-I Development is 1,500 BOPD. Oil storage should consist of a leased or purchased crude oil tanker barge capable of acting as oil production storage (about 12,000 to 15,000 barrels). This barge will have the capability to on-load one or more 8,000-barrel shuttle tanker barges, delivering crude oil on a routine schedule to PERTAMINA at its nearby Bunyu Island oil terminal. Phase-I Development according to our recommended plan set forth in the POD should be completed within 9 months from start at a cost of approximately $5,000,000 in addition to the $ 6,500,000 already invested by GATB to date. An additional development investment of approximately $7,000,000 will be required to fully implement our recommended Phase-I development but is expected to be derived largely from production revenues."

"Phase-II Development should commence only after Phase-I is completed, and should proceed at a pace consistent with its financing from available field production revenues. Phase-II development should consist of drilling as many as 18 to 24 additional wells in a step-out fashion with the objective of defining Bangkudulis Field limits to the west, southwest and south of the A1 well. The results of each well should justify drilling of the next well. Our mapping indicates there are numerous fault blocks making up the Bangkudulis Field structure in this direction. It is probable that the zones encountered in historical drilling will be encountered in Phase-II drill sites and it is likely additional reserves in these zones, and quite possibly from new zones, will be found. Phase-II development should proceed prudently, but should be completed within 24 to 36 months.

"Phase-III Development should commence when Phase-II is completed, and should be conducted in accordance with a completely revised POD based on actual results of Phase-I and Phase-II development."

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling over 3 million acres; and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

" Gary R. Schell "

Director

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Craig Doctor 604-278-4656 or Mr. Gary Schell  604-532-6066 or

Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240